Exhibit 107

Calculation of Filing Fee Table

Form S-3

(Form Type)

Orchestra BioMed Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Common Stock, par value $0.0001 per share	457(o)	(1)	(2)	–	–	–
Fees to Be Paid	Equity	Preferred Stock, par value $0.0001 per share	457(o)	(1)	(2)	–	–	–
Fees to Be Paid	Debt	Debt Securities	457(o)	(1)	(2)	–	–	–
Fees to Be Paid	Other	Warrants	457(o)	(1)	(2)	–	–	–
Fees to Be Paid	Other	Rights	457(o)	(1)	(2)	–	–	–
Fees to Be Paid	Other	Units(3)	457(o)	(1)	(2)	–	–	–
Fees to Be Paid	Unallocated (Universal) Shelf	–	457(o)	(1)	(2)	$300,000,000(4)	0.00014760	$44,280.00(5)
	Total Offering Amounts					$300,000,000	—	$44,280.00
	Total Fees Previously Paid					—	—	—
	Total Fee Offsets					—	—	—
	Net Fee Due					—	—	$44,280.00

(1)	There are being registered hereunder such indeterminate (a) number of shares of common stock and preferred stock, (b) principal amount of debt securities, (c) number of warrants to purchase common stock, preferred stock or debt securities, (d) number of rights to purchase common stock, preferred stock, debt securities, warrants or units, and (e) number of units consisting of any combination of common stock, preferred stock, debt securities, warrants and/or subscription rights, as may be sold by the registrant from time to time, which together shall have an aggregate initial offering price not to exceed $300,000,000. If any debt securities are issued at an original issue discount, then the principal amount of such debt securities shall be in such greater amount as shall result in an aggregate initial offering price not to exceed $300,000,000, less the aggregate dollar amount of all securities previously issued hereunder. Any securities registered hereunder may be sold separately or in combination with other securities registered hereunder. The securities registered also include such indeterminate number of shares of common stock and preferred stock and amount of debt securities as may be issued upon conversion of or exchange for preferred stock or debt securities that provide for conversion or exchange, upon exercise of warrants or pursuant to the anti-dilution provisions of any such securities. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered hereunder include such indeterminate number of shares of common stock and preferred stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	The proposed maximum aggregate offering price per unit will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder and is not specified as to each class of security.

(3)	Each unit will represent an interest in two or more other securities, which may or may not be separable from one another.

(4)	The $300,000,000 of securities registered pursuant to this registration statement includes $100,000,000 of common stock that may be issued and sold under an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC. Upon termination of the Sale Agreement, any portion of the $100,000,000 included in the Sale Agreement prospectus supplement that is not sold pursuant to the Sale Agreement will be available for sale in other offerings pursuant to the base prospectus and a corresponding prospectus supplement, and if no shares are sold under the Sale Agreement, the full $100,000,000 of securities may be sold in other offerings pursuant to the base prospectus and a corresponding prospectus supplement.

(5)	Calculated pursuant to Rule 457(o) under the Securities Act.